	P 612-672-8200	3300 Wells Fargo Center
	F 612-672-8397	90 South Seventh Street
Minneapolis, Minnesota
	www.maslon.com	55402-4140

April 17, 2009		Alan M. Gilbert Direct Phone: (612) 672-8381 Direct Fax: (612) 642-8381 alan.gilbert@maslon.com
VIA EDGAR
Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
One Station Place
100 F Street, NE, Mail Stop 3720
Washington, D.C. 20549-4561
Re:	Global Traffic Network, Inc. Form 10-K for the Fiscal Year Ended June 30, 2008 Filed on September 9, 2008 File No. 000-51838
Dear Mr. Spirgel:
This letter will respond on behalf of Global Traffic Network, Inc. (the “Company”) to your letter dated April 3, 2009 with respect to the Company’s Form 10-K for the fiscal year ended June 30, 2008 filed with the Securities and Exchange Commission (the “Commission”) on September 9, 2008. To facilitate your review, we have included in this letter your original comments in bold followed by our response, which has been numbered to correspond to your letter.
Form 10-K for the fiscal year ended June 30, 2008
Item 11. Executive Compensation, page 38
Compensation Discussion and Analysis, page 38
Description of Employment Agreements, Salary, and Bonus Amounts, page 43
1.	We note your responses to our Comments 3 and 4. Please explain in detail and clarify, in the context of your proposed disclosure, what you mean by, and how you differentiate between, (i) historical thresholds and/or targets for salary increases and other compensation, and (ii) specific current year performance targets?

Response: “Historical” performance targets are threshold performance objectives that were used to determine incentive compensation for performance periods that have been completed. Historical performance targets either will have been achieved or failed to have been achieved prior to the time of disclosure. “Historical” performance targets are differentiated from “specific current year” performance targets, which refer to threshold performance objectives that will be used to determine executive compensation for measuring periods that are ongoing at the time of disclosure.

Mr. Larry Spirgel
Assistant Director, Division of Corporation Finance
Securities and Exchange Commission
April 17, 2009

Please also describe the type and kind of disclosure you intend to provide through a discussion of year-over-year implementation of performance targets.

Response: The type and kind of disclosure that the Company intends to provide would include the following:
•	A description of the processes for determining the performance target applicable to executive incentive compensation. Disclosure would address the reasoning behind selecting the particular measure (e.g., adjusted operating income, earnings per share, sales, etc.) and the actions and behavior that the compensation committee intends to encourage through the use of such measure.

•	A description of when the specific target is determined for the applicable measuring period (e.g., before the commencement of the measuring period, towards the beginning of the measuring period, etc.).

•	A description of how difficult the compensation committee intends that applicable performance measure will be to achieve (e.g., challenging but achievable, only paid upon extraordinary performance, etc.). This may be exhibited through a statement that the compensation committee expects that executives will achieve a given percentage of incentive compensation on average over a given period of time.

•	As outlined in its response letter dated March 27, 2009, the Company intends to disclose specific historical performance targets (i.e., targets for performance periods that have been completed). The Company intends to include a table showing the historical potential incentive compensation for executives over the most recently completed 3 years, the specific historical performance targets for each year, how executives performed against each year’s target and the amount of incentive compensation actually earned based on such achievement.

Mr. Larry Spirgel
Assistant Director, Division of Corporation Finance
Securities and Exchange Commission
April 17, 2009

The Company believes that the disclosure described above will provide readers with an understanding of its goals in establishing incentive compensation programs. The Company further believes that the quantitative data in tabular format will permit shareholders to measure the results of the Company’s incentive compensation programs against the programs’ purported goals. Of course, the Company’s compensation committee periodically re-evaluates the Company’s executive compensation programs. The Company intends to provide the disclosures described above to the extent that performance targets continue to constitute a material part of the Company’s executive compensation policies and decisions.
In connection with this response, the Company hereby acknowledges that:
•	that it is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•	staff comments or changes to disclosure in response to staff comments on the Form 10-K do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions or comments regarding the foregoing, do not hesitate to contact the undersigned at (612) 672-8381, or Gary L. Worobow, the Company’s Executive Vice President, Business and Legal Affairs, at (212) 644-9691.

Very Truly Yours,
/s/ Alan M. Gilbert
Alan M. Gilbert, Esq.
cc:	Gary L. Worobow Scott E. Cody William L. Yde III